Exhibit 12.1

Statement of computation of ratios of earnings to combined fixed charges and preferred stock dividends

	Year Ended December 31,
	2010	2009	2008	2007
Fixed charges (1)	$95,923	$96,267	$104,481	$5,332
Preferred stock dividends (2)	—	—	—	—

Combined fixed charges and preferred stock dividends	$95,923	$96,267	$104,481	$5,332

Fixed charges	$95,923	$96,267	$104,481	$5,332
Net income	169,500	174,400	79,129	1,248

	$265,423	$270,667	$183,610	$6,580

Ratio of earnings to combined fixed charges and preferred stock dividends	2.77	2.81	1.76	1.23

(1)	Fixed charges consist of interest expense on all indebtedness.
(2)	No preferred stock was outstanding during these periods.